May 17, 2011

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dana Brown

Julie Rizzo

Re:	GNS II (U.S.) Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-172253)

Ladies and Gentlemen:

As Representatives of the several underwriters of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we hereby join in the request of the Company that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective at 2 p.m. New York City Time on May 19, 2011, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement filed with the Commission on May 12, 2011 through the date hereof:

To Whom Distributed	Number of Copies

Institutions, Brokers and Others	Approximately 5,269

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

The Commission is advised that the amount of compensation to be allowed or paid to the underwriters in connection with the offering and to be disclosed in the Registration Statement, as amended, will not exceed the amount that is cleared with the Financial Industry Regulatory Authority.

[Signature pages follow.]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By	/s/ Bill Contente
Name: Bill Contente
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By	/s/ John Pilant
Name: John Pilant
Title: Director

UBS SECURITIES LLC

By	/s/ Andrew F. Sinclair
Name: Andrew F. Sinclair
Title: Executive Director

By	/s/ Matt Musa
Name: Matt Musa
Title: Associate Director